February 8, 2012

Via Federal Express and EDGAR

Mr. Kevin Woody

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

Mail Stop 3010

100 F Street, N.E.

Washington, D.C.  20549

Re:	Behringer Harvard REIT I, Inc. Form 10-K for the year ended December 31, 2010 (the “10-K”) Filed March 8, 2011 File No.: 0-51293

Dear Mr. Woody:

I am writing on behalf of Behringer Harvard REIT I, Inc. (the “Company”) in response to the comments contained in your correspondence dated January 26, 2012 regarding the Company’s 10-K and several additional filings.  The headings and comment numbers below correspond to the headings and comment numbers referenced in your letter.  For your convenience, I have reproduced the text of each of your comments.  The Company’s responses follow immediately below each comment for your consideration.

Form 10-K for the fiscal year ended December 31, 2010

Financial Statements

2.                                      Summary of Significant Accounting Policies Real Estate, page F-8

1.                                      We have reviewed your response to comment number 8. Please provide to us additional information as to what threshold management determines is sufficiently below the estimated fair value renewal rate.

Response:                                        Upon acquisition of a property, we identify acquired tenant leases with renewal options at fixed rates that are anticipated to be below the expected fair rate for an equivalent property under similar terms and conditions by 10% or more at the time the options are exercisable. We identified two leases that met this criterion and then considered several qualitative factors in determining whether or not each lessee could be reasonably assured to exercise the below-market renewal option. Factors considered in making this determination included the financial condition of the lessee, the business conditions in the industry in which the lessee operates, the economic conditions in the area in which the property is located, and the ability of the lessee to sublease the property during the renewal term. Based on our assessment of these qualitative factors, we concluded none of the leases identified were reasonably assured of renewal; therefore, each of our below market lease intangibles are being amortized over the remaining non-cancelable term of the related lease.

In light of your comment, we will enhance our disclosure in future periodic reports by replacing the paragraph describing our accounting policy regarding acquired above- and below-market lease intangibles with the following:

“We determine the value of above-market and below-market leases for acquired properties based on the present value (using an interest rate that reflects the risks associated with the lease acquired) of the difference between (1) the contractual amounts to be paid pursuant to the in-place leases and (2) management’s estimate of current market lease rates for the corresponding in-place leases, measured over a period equal to (a) the remaining non-cancelable lease term for above-market leases or (b) the remaining non-cancelable lease term plus any below-market fixed rate renewal options that, based on a qualitative assessment of several factors, including the financial condition of the lessee, the business conditions in the industry in which the lessee operates, the economic conditions in the area in which the property is located, and the ability of the lessee to sublease the property during the renewal term, are reasonably assured to be exercised by the lessee for below-market leases. We record the fair value of above-market and below-market leases as intangible assets or intangible liabilities, respectively, and amortize them as an adjustment to rental income over the determined lease term.” (emphasis added to reflect revisions to current disclosure)

Form 8-K dated January 10, 2011

2.                                      We note your response to comment 11 in our letter dated September 1, 2011 regarding our request for additional disclosure regarding estimated per share value. In future Exchange Act filings in which you disclose your estimated per share value, please include the following supporting disclosures:

•                                          the process by which the value estimate was determined, including the role of each of the parties involved in the process, the person(s) making the ultimate determination, the primary and secondary valuation methods used, any conflicts with third party advisors, and whether or not the final determination was consistent with the range of values provided by any third party advisor;

•                                          a breakdown of the value assigned to each major asset type (e.g. properties, securities, cash), the liabilities, and the share number used to calculate the per share amount, along with a comparable breakdown for any prior period value estimate;

•                                          the key assumptions used in the primary valuation method, including the weighted average for each key assumption broken out by material property type, cautionary language regarding the sensitivity of assumptions, and a quantitative example of the sensitivity of the estimate to changes in assumptions;

•                                          the relationship between the aggregate purchase price of your properties (as adjusted for related capital expenditures) and the value assigned to your properties; and

•                                          a list of any prior period value estimates and the approximate date on which the next value estimate will be provided.

Response:                          The Company acknowledges the Staff’s comment as it applies to the Company’s Current Report on Form 8-K dated January 10, 2011.  However, the Company respectfully notes that it has addressed the majority of the requested disclosures in its Current Report on Form 8-K dated December 28, 2011, in which it announced the most recent estimated per share value of its common stock (the “December Report”).  The Company has responded to each of the points raised by the Staff below.

•                                          The Staff has requested that the Company disclose “the process by which the value estimate was determined, including the role of each of the parties involved in the process, the person(s) making the ultimate determination, the primary and secondary valuation methods used, any conflicts with third party advisors, and whether or not the final determination was consistent with the range of values provided by any third party advisor.”  The Company has provided each of these disclosures within the section of the December Report captioned “Determination of Estimated Per Share Value — Process and Methodology.”

•                                          The Staff has requested that the Company disclose “a breakdown of the value assigned to each major asset type (e.g. properties, securities, cash), the liabilities, and the share number used to calculate the per share amount, along with a comparable breakdown for any prior period value estimate.”  The Company has disclosed the breakdown of the value assigned to each major asset type and liabilities within the section of the December Report captioned “Determination of Estimated Per Share Value — Allocation of Estimated Value.”  The Company confirms that it will provide both the share number used to calculate the estimated per share value and a comparable breakdown for any prior period estimated per share value in future filings.

•                                          The Staff has requested that the Company disclose “the key assumptions used in the primary valuation method, including the weighted average for each key assumption broken out by material property type, cautionary language regarding the sensitivity of assumptions, and a quantitative example of the sensitivity of the estimate to changes in assumptions.” The Company has provided these disclosures within the sections of the December Report captioned “Determination of Estimated Per Share Value — Allocation of Estimated Value” and “— Limitations on Estimated Per Share Value.”

•                                          The Staff has requested that the Company disclose “the relationship between the aggregate purchase price of your properties (as adjusted for related capital expenditures) and the value assigned to your properties.”  The Company confirms that it will disclose this information in future filings.

•                                          The Staff has requested that the Company disclose “a list of any prior period value estimates and the approximate date on which the next value estimate will be provided.”  The Company has disclosed the previous estimated per share value of its common stock in the section of the December Report captioned “Determination of Estimated Per Share Value — Allocation of Estimated Value” and has disclosed that it plans to update its estimated per share value on an annual basis in the section of the December Report captioned “Determination of Estimated Per Share Value — Limitations on Estimated Per Share Value.”

Please contact me if you have any questions regarding the foregoing.  Also, please advise whether the Staff has any additional comments to the above-referenced filings.  Kind regards.

Very truly yours,

BEHRINGER HARVARD REIT I, INC.

/s/ Scott W. Fordham

Scott W. Fordham
Chief Operating and Financial Officer

cc:                                Robert S. Aisner, President and Chief Executive Officer

Telisa Webb Schelin, Esq., Senior Vice President — Legal and General Counsel

Michael J. Choate, Esq.